Exhibit 99.1

No. 04/10

IAMGOLD FOURTH QUARTER AND YEAR END 2009 FINANCIAL RESULTS TO BE RELEASED BEFORE
MARKET OPENS FEBRUARY 17, 2010

Toronto, Ontario, January 27, 2010 – IAMGOLD Corporation will release fourth quarter and year end 2009 financial results before the market opens on Wednesday February 17, 2010.

A conference call will be held on Wednesday, February 17, 2010 at 11:00 a.m. (Eastern Standard Time) to discuss these results.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 7712640#

A replay of this conference call will be available from 2:00 p.m. February 17 to March 17, 2010.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 260044#

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: 416 360 4743
Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.